LAW OFFICE OF AZUKA L. UZOH

COUNSELOR AT LAW

1930 Wilshire Blvd., Suite 1216,

Los Angeles, California 90057

Tel: (213) 483-4020 Fax: (213) 483-4037

Email: uzohal@yahoo.com

BY EDGAR

October 8, 2014

Ms. Erin E. Martin, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin E. Martin, Senior Counsel

Re: American Renaissance Capital, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Two

File No.: 333-197478

Dear Ms. Martin:

American Renaissance Capital, Inc. (“AmRe” or “the Registrant”) has filed a Pre-Effective Amendment Two to the above Registration Statement. The changes were made in response to staff comments. We are providing the following responses to the Staff’s comment letter, dated September 23, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The paragraph numbers below correspond to the numbered comments in your comment letter.

General

1. When you file your next amendment, please file a copy that is marked to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment. Please refer to Rule 472(a) of the Securities Act of 1933.

The Registrant has made the requested changes and enclosed a copy of the amendment that is marked to indicate clearly and precisely, by underlining the changes effected in the registration statement by the amendment.

2. We note your response to comment 1 of our letter dated August 11, 2014. It appears that the PPM and business plan reference a private offering pursuant to Rule 506 that occurred in December 2013. Please tell us whether you sold any securities pursuant to this offering and revise, if necessary, your Recent Sales of Unregistered Securities section.

The Registrant did not sell securities pursuant to the PPM and business plan that we prepared in December 2013. Although the Registrant spoke with some investors about our business plan and prepared the PPM, it did not however make any sales of securities in a private offering pursuant to Rule 506.

3. We note your disclosure on page 9, and throughout the filing, that you have identified three aftermarket auto parts retail businesses and that you intend to begin acquiring these businesses as soon as $200,000 has been raised. Please revise your disclosure here, and at each other page that you discuss these three businesses, to clarify, if true, that:

•	you intend to finance such acquisitions with the proceeds from this offering;
•	you have no additional sources or commitments to finance such acquisitions;
•	there is no guarantee that you will be able to obtain sufficient financing to acquire these businesses; and
•	you have not entered into any agreements to acquire these three businesses.

The Registrant has revised to clarify that there can be no assurance that the Registrant has will be able to raise the capital necessary to acquire, own or hold these investments or businesses. And that: (a) the Registrant intends to finance the acquisitions of identified three aftermarket auto parts retail businesses with the proceeds from this offering; (b) the Registrant has no additional sources or commitments to finance such acquisitions; (c) there is no guarantee that the Registrant will be able to obtain sufficient financing to acquire these businesses; (d) the Registrant has not entered into any agreements to acquire these three businesses; (e) even if the Registrant is able to raise capital through this offering, the Registrant may not be able to acquire the three auto parts businesses if the sellers change their mind about selling to the Registrant since the Registrant has not entered into a contract with the seller requiring them to sell the businesses to the Registrant; and (f) there is no guarantee that the sellers would still be willing to sell to the Registrant.

4. Refer to comment 3 above. Please also revise your Business section to discuss in more detail your interaction with the potential sellers. Additionally, please clarify if the total amount of $925,000 refers to the aggregate listed sales price of the stores or your own internal assessment.

The Registrant has revised to include more detail of our interaction with the potential sellers, showing that: (1) The Registrant has negotiated the selling price of each of the three businesses with the sellers; (2) the sellers have agreed to sell the businesses for $197,000, $429,000 and 299,000 respectively, for a total of $925,000; and (3) the Registrant has also conducted limited due diligence on the three aftermarket auto parts retail, including a review of each of the businesses’ financial statements and bank records.

5. Refer to comment 3 above. In light of the fact that the company currently has no sources of financing and no commitments for financing that would enable them to acquire the three auto parts businesses and the additional three businesses identified on page 64 please remove the forecasted and financial operating performance table from the filing. Additionally, please revise your remaining disclosure to ensure undue prominence has not been given to these acquisitions and clearly indicate the probability of these acquisitions within your amended filing. If management determines that the acquisitions to be probable, please include audited financial statements in accordance with Rule 3-05 of Regulation S-X.

The Registrant has revised to remove the forecasted and financial operating table from the filing because the Registrant hope to acquire the three businesses may not materialize. The revision also showed that because the Registrant has not entered into any agreements or contracts to acquire these three businesses there is no assurance that it would be able to acquire the businesses or that the sellers would wait for us to raise the necessary capital for the acquisition and while the Registrant is trying to raise capital through this offering, the sellers may decide to sell the three businesses to other buyers or change their mind about selling the businesses.

6. We note your disclosure throughout the filing that the three businesses you intend to acquire have revenue of $2,669,803, EBITDA of $506,000, assets with fair market value of $431,235 and 16 employees. In light of the fact that the company currently has no sources of financing and no commitments for financing that would enable them to acquire the three auto parts businesses, please remove this disclosure about the three businesses from the filing.

The Registrant has revised to remove the disclosure about the three businesses from the filing.

Our officers and directors have relevant, but limited experience .. . ., page 17

7. We note your response to comment 17 in our letter dated August 11, 2014, yet we do not see the revised risk factor disclosure regarding your officers’ relevant, but limited experience with investing in real estate, marketable securities and mezzanine debt of middle-market companies. Please revise to include such disclosure or advise.

The Registrant has made the requested revision to show that its officers and directors have relevant but limited experience with investing in real estate, marketable securities and mezzanine debt of middle-market companies because they have worked alongside others in investing in real estate, marketable securities and mezzanine debt of middle-market companies transactions. See risk factors #9

Selling Security Holders, page 45

8. We note your revised disclosure on page 46 regarding the natural persons with voting and dispositive power over the shares held by American Community Capital, LP, Los Angeles Community Capital, and Poverty Solutions, Inc. Please clarify why Mr. Igwealor’s name is also included in relation to these entities on your tables on pages 46 and 80.

The Registrant has revised its disclosure to remove Mr. Igwealor from those entities. Although Mr. Igwealor is not the natural persons with voting and dispositive power over the shares held by American Community Capital, LP, Los Angeles Community Capital, and Poverty Solutions, Inc., Mr. Igwealor is a director at each of the above mentioned companies.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-9

9. We note your revised disclosure in response to comment 33 in our letter dated August 11, 2014 and remain unclear how the amount of compensation expense related to employees and non-employees has been derived, the total amount recorded and where these amounts have been recorded within your financial statements for the years presented. Additionally, tell us how you determined it was appropriate to present shares issued in exchange for services on your statement of cash flows as cash flows provided by financing activities since these transactions appear to be non-cash. Cite all relevant accounting literature within your response.

The Registrant has made the requested changes and provided clarification about the Company accounting for the proceeds from shares issued and how they are reflected in our cash flows from financing activities. In the Management Discussion and Analysis section, under Liquidity and Capital Resources, the company’s disclosure showed how the amount of compensation expense related to employees and non-employees has been derived, relying on ACS 718 and ASC 505-50, the total amount recorded and where these amounts have been recorded within your financial statements for the years based on ASC 230-10-45-14.

Valuation and amount of compensation expense related to employees and non-employees

Under ASC 718, share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). Additionally, under ASC 505-50, measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Estimating the fair value of the shares at the time of issuance of these share-based compensations was difficult because there is no readily available market for our common shares. Thus, there is no assurance that value we obtained from our estimate is the fair market value. The Registrant’s board (given its circumstances - income approach could not work because the company has no income and discounted future cash flow would not work either because the company has no cash flow from operation) decided to use the par value of the stock for the value because the only other alternative for the Registrant been the book value was negative during some of the period of the share awards.

However, the review of the balance sheet approach led the board to come up with what the board believed to be an acceptable method. Under this method, the Registrant accepted the greater of our book value or par value on the award date to value our common stock. Book value for the Registrant’s common shares was (0.00002889), (0.00004507), and 0.00003906 respectively as at 12/31/2012, 12/31/2013, and 06/30/2014. Because the book value of our common stock at the time of issuing these shares was significantly less than the par value, our board determined for accounting purposes to use the par value of our common stock which is 0.0001 for all the share-based compensation transactions.

It is possible that the par value of our common stock could be significantly lower than the price of our common stock in this offering. The share-based compensation chart below shows the amount:

	Year Ended December 31,		Six Months
			Ended June 30,
	2012	2013	2013	2014
Share-based Compensation:
Number of shares awarded	12,000,000	19,000,000	7,000,000	39,040,000
Fair Market Value (par at 0.0001)	$1,200	$1,900	$700	$3,904
Debit Professional Fees (Operations)	$1,200	$1,900	$700	$3,904
Credit Common Stock (to record Equity issuance)	$(1,200)	$(1,900)	$(700)	$(3,904)

Since the Registrant classified and accounted for as share-based compensation pursuant to ASC 718 and ASC 505-50 The shares vested upon award on the award date and no further services are required. The expense therefore, was recognized immediately as operating expenses and the equity issued to reflect the awards.

The Registrant accounted for our share-based compensation as equity as opposed to liability because we issued the shares for services already rendered. ASC 480 provides guidance for determining whether certain freestanding financial instruments are classified as liabilities and generally excludes stock-based compensation from its scope. However, ASC 718 requires companies to apply the classification criteria in Section 480-10-25 and paragraphs ASC 480-10-15-3 through 15-4 when determining whether stock-based compensation awards should be classified as a liability unless ASC 718-10-25-6 through 25-19 require otherwise. The shares awarded in these transactions were free-standing common stock. Thus, classification as equity is appropriate in this situation

Statement of Cash Flow

ASC 230-10-45-14 requires proceeds from issuing equity instruments to be classified as cash inflows from financing activities. It also require the inclusion in cash inflow from financing activity, cash retained as a result of the tax deductibility of increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services that is recognizable for financial reporting purposes. In a similar vein, ASC 718 requires that gross windfall tax benefits from stock-based compensation cost be classified as cash inflows from financing activities.

ASC 230 specifically requires a realized tax benefit related to the excess tax benefit be classified in the statement of cash flows as a cash inflow from financing activities (ASC 230-10-45-14 and 45-17). For example, the services rendered are recognized in the issuer’s operation to arrive at the net profit/loss for the period; while the value of the services represented by the fair value of services, or fair value of the stock at issuance is recorded in the issuer’s equity because of share issuance. ASC 230-10-45-14 requires proceeds [cash or fair value of services rendered] from issuing equity instruments to be classified as cash inflows from financing activities.

The Registrant’s initial statement of cash flow presented shares issued in exchange for services on the statement of cash flows as cash flows provided by financing activities alongside proceeds from sales of common stocks.

However, following your comment #9 and the Registrant’s review of industry trend with the Registrant’s auditors, the Registrant has revised the presentation of the item to show “share-based compensation” as an adjustment to non-cash item on the cash flow provided by operating activities while “proceed from sales of common stock” was reported as cash flow from financing activities.

If you have any questions or require anything further, please feel free to call me at (213) 483-4020.

Sincerely,

/s/ ___ Azuka L Uzoh _____________

Azuka L Uzoh, Esq.

cc:

American Renaissance Capital, Inc.